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SECURITIE[illegible] 07006221
[illegible] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22371

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/06 (MM/DD/YY) AND ENDING 02/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oscar Gruss & Son Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Stammelman 212-952-1100
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Jonathan Stammelman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oscar Gruss & Son Incorporated, as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 25th day of April 2007

Signature

CFO

Title

Notary Public

PAUL BECKER
Notary Public, State of New York
No. 01BE4745861
Qualified in Kings County
Commission Expires April 30, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



OSCAR GRUSS & SON INCORPORATED

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Oscar Gruss & Son Incorporated

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated (the "Company") as of February 28, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

April 30, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

OSCAR GRUSS & SON INCORPORATED

STATEMENT OF FINANCIAL CONDITION

February 28, 2006

ASSETS	
Cash and Cash Equivalents	$ 2,294,585
U.S. Treasury Bills, at market value	1,990,786
Securities Owned, at market value	294,034
Due from Clearing Broker	1,519,334
Furniture and Fixtures (net of accumulated depreciation of $1,715,774)	230,947
Investment in Affiliate	722,047
Deferred Income Taxes	413,000
Other	319,678
Total Assets	$ 7,784,411
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued compensation payable	1,546,137
Accrued expenses	908,715
Other	362,466
Total liabilities	2,817,318
Commitments and Contingencies	
Subordinated Borrowings	3,500,000
Stockholders' Equity:	
Common stock - no par value; authorized 1,000 shares, issued and outstanding 455 shares	433,983
Additional paid-in capital	3,594,890
Accumulated deficit	(2,561,780)
Total stockholders' equity	1,467,093
Total Liabilities and Stockholders' Equity	$ 7,784,411

See Notes to Statement of Financial Condition

1. OPERATIONS AND PRINCIPAL BUSINESS ACTIVITY:

Oscar Gruss & Son Incorporated (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations including the New York Stock Exchange Inc. (the "NYSE"), the American Stock Exchange (the "ASE") and the National Association of Securities Dealers, Inc. The Company is a market-maker on the principal United States securities exchanges. Substantial portions of the Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

The Company is a nonclearing broker-dealer and is exempt from the provisions of rule 15c3-3 as all customer accounts are carried by other broker-dealers.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company's securities transactions, commission revenue and related expenses are recorded on a trade-date basis.

Financial instruments, primarily equity securities, are valued at market value, and securities not readily marketable are valued at fair value using methods determined in good faith by the Company. Because of the inherent uncertainty of valuation for these investments, the Company's estimates of fair value may differ from the value that would have been used had a ready market existed for the investments, and the differences could be material.

Securities sold, not yet purchased, are subject to subsequent market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At February 28, 2007, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of February 28, 2007, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At February 28, 2007, these balances were fully collateralized by securities owned by the customers.

4. SUBORDINATED LOANS PAYABLE:

Liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. These loans have been established with stockholders of the Company in amounts varying from $25,000 to $2,000,000 and bear interest at a rate of 10% per annum and are due in full at December 31, 2008.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

5. DEFERRED TAX:

The Company has tax credit carryforwards of approximately $368,000 and net operating loss ("NOL") carryforwards of approximately $434,000 at February 28, 2007. As a result of the tax credit and NOL carryforwards and other timing differences, the Company has recorded a deferred tax asset of approximately $516,200 upon which management has recorded a valuation allowance of $103,200, which results in management's best estimate of the amount which will ultimately be utilized.

6. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or an amount based on the number of and price of underlying securities in which they make a market. At February 28, 2007, the Company had net capital of $3,170,543, which was $2,920,543 in excess of the minimum net capital required.

7. PROFIT-SHARING PLAN:

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees of the Company. Covered employees are permitted, within limitations imposed by the Code, to make pretax contributions to the Plan pursuant to salary reduction agreements. The Plan is a noncontributory plan.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases its office space from a former affiliated partnership pursuant to a lease which expires in October 2008 and can be canceled upon 90 days' notice. The future minimum annual rental payments under all leases are as follows:

Period ending February	
2008	$457,727
2009	496,893
2010	441,038
2011	205,380
	$1,601,038

During the year ended February 28, 2007, the Company was unsuccessful in its appeal of an arbitration award in the amount of $837,000. The Court of Appeals affirmed this award, and it was paid by a third party who had indemnified the Company. Revenue for the year ended February 28, 2007 included $823,355 which had been accrued as of February 28, 2006.



OSCAR GRUSS & SON INCORPORATED

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

FEBRUARY 28, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
Oscar Gruss & Son Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Oscar Gruss & Son Incorporated (the "Company") as of and for the year ended February 28, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 30, 2007

END